Mailander Law Office, Inc.

835 5th Avenue, Ste. 312

San Diego, CA 92101

(619) 239-9034 telephone

(619) 330-2900 fax

February 9, 2011

Securities and Exchange Commission

Mr. Mark Shuman

Mr. Phillip Rothenberg

Washington, DC 20549

RE:

Your Correspondence dated February 8, 2011

SEC File Number: 333-147560

Friendly Auto Dealers, Inc.

Dear Mr. Shuman and Mr. Rothenberg:

Below please find responses of Friendly Auto Dealers, Inc. to your comments and requests for additional information posed in your February 8, 2011 correspondence. In order to make for easier reading, the Company responded to each comment or question in the order of your letter, and included below both the text of your comments or questions and the Company’s response below with indented text.

Item 1. It appears no class of your securities is registered under Section 12 of the Exchange Act of 1934, as amended. Please consider placing a prominent paragraph on the cover page or forepart that alerts investors that you are only subject to Section 15(d) of the Exchange Act, and are not subject to the proxy rules, Section 16 reporting and short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules. Clarify that your purported Information Statement is not required to be filed with the Securities and Exchange Commission and discuss the implications of your voluntary submission of the purported Information Statement.

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The Company proposes to file Definitive 14C with the Commission containing the following statement on the cover page in capitalized large type:

IMPORTANT NOTICE: FRIENDLY AUTO DEALERS, INC. IS ONLY SUBJECT TO SECTION 15(d) OF THE 1933 SECURITIES AND EXCHANGE ACT. AS SUCH, THE COMPANY IS NOT SUBJECT TO THE PROXY RULES, SECTION 16 REPORTING, SHORT-SWING PROFIT PROVISIONS, GOING PRIVATE REGULATION, BENEFICIAL OWNERSHIP REPORTING AND THE MAJORITY OF THE TENDER OFFER RULES.

THIS PROXY STATEMENT IS NOT REQUIRED TO BE FILED BY THE COMPANY AND IS A VOLUNTARY STATEMENT THAT IS BEING FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND MAILED TO ALL SHAREHOLDERS IN ORDER TO PROVIDE DISCLOSURE TO THE COMMISSION, OUR SHAREHOLDERS AND THE PUBLIC REGARDING CHANGES TO THE COMPANY’S BUSINESS AND ITS BOARD OF DIRECTORS TAKEN AS A RESULT OF THE UNANIMOUS WRITTEN CONSENT OF THE COMPANY’S SHAREHOLDERS AS IS MORE COMPLETELY DISCUSSED IN THIS INFORMATION STATEMENT.

Item 2. We note your response to comment 9 in our letter dated December 30, 2010. We also note that you have not generated any revenues from operating your business since inception and that your assets are virtually nil. We are not persuaded by your assertions that you are not a “shell company” within the meaning of Rule 12b-2. Your current and historical activities and circumstances demonstrate that you satisfy the definition of “shell company,” and you should accordingly amend the cover page of your most recent Form 10-K, checking the box to indicate that you are a shell company. Please revise.

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Noted. The Company will amend its most recent annual report on Form 10-K to correct the mark on the cover page indicating that it is a shell company, and will file this with the Commission.

Item 3. We note that you indicate on the cover page of the Form 10-K that your common stock, $0.001 par value per share, is registered pursuant to Section 12(b) of the Exchange Act, but you also indicate that your common stock is not registered on a national securities exchange. Please advise and, as appropriate, amend the cover page.

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Noted. The Company will amend the cover page on its most recent annual report on Form 10-K to indicate that it does not have a class of stock registered pursuant to Section 12(b) of the Exchange Act.

Item 4. We note that you have checked the box on the cover page indicating that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. However, you filed a Form S-8 Registration Statement on March 13, 2009 incorporating future filings pursuant to Section 15(d) of the Exchange Act and containing an undertaking to remove from registration any of the securities remaining unsold at the end of the offering. You have not filed a post-effective amendment to this Form S-8 for the purpose of removing unsold securities. Additionally, please note that the filing of Form 10-K on May 12, 2009 and April 15, 2010 served as post-effective amendments to the Form S-8 registration statement which amended Form S-8 and was effective automatically upon filing of each of those Form 10-Ks. As a consequence of the automatic effectiveness of that post-effective amendment to your Form S-8s, it appears that you are subject to Section 15(d) of the Exchange Act which states that the duty to file periodic reports under Section 15(d) of the Exchange Act shall be automatically suspended as to any fiscal year if at the beginning of such fiscal year the securities of the applicable class are held by less than 300 persons, other than the fiscal years within which a registration statement became effective. Please amend the cover page to check the box that you are required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

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Noted. The Company will amend the cover page on its most recent annual report on Form 10-K to indicate that it is required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Item 5. We note your response to comment 10 in our letter dated December 30, 2010 as well as your revised Form 10-Q filings. The new Forms 10-Q contain revised Exhibits 31.1 that modify the language of the required certifications. For example, the introductory language to paragraphs four and five vary from the specified language. Additionally, paragraph 6 is not part of the specified language. Please amend these filings to provide certifications that precisely conform to the text of sub-paragraph (b)(31)(i) of Item 601 of Regulation S-K.

Noted. The Company will amend the subject 10-Q filngs containing revised Exhibits 31.1 consistent with the text of sub-paragraph (b)(31)(i) of Item 601 of Regulation S-K.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

Copy to Friendly Auto Dealers, Inc.; Mr. Gerry Berg

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